UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

chatAND, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

161712104

(CUSIP Number)

Richard Rosenblum
c/o The Corbran, LLC

19 Horizon Drive

Wayne, NJ 07470

(201) 618-1241

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP	161712104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): The Corbran, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [X]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF	7	SOLE VOTING POWER: 2,331,075
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 2,331,075
WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,331,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.06% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1) Based on 38,462,460 shares of Issuer common stock outstanding

CUSIP	161712104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Richard Rosenblum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [X]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF	7	SOLE VOTING POWER: 748,916(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 748,916(1)
WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 748,916(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.94%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Comprised of (i) 647,716 shares of Common Stock held by Mr. Rosenblum individually and (ii) 101,200 shares of common stock issuable upon the exercise of a warrant held by Mr. Rosenblum.

(2)	Based on 38,563,660 shares of Issuer common stock outstanding, assuming exercise of all warrants held by Mr. Rosenblum.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Shares”) of chatAND, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 244 5th Avenue, Suite C68, New York, NY 10001.

Item 2. Identity and Background

The Corbran, LLC (“Corbran”) is a New York limited liability company and its principal offices are located at 19 Horizon Drive, Wayne, NJ 07470. The principal business of Corbran is private investments. Richard Rosenblum is the principal of Corbran and current information on the identity and background of Richard Rosenblum is set forth below in this Item 2.

Richard Rosenblum (“Mr. Rosenblum”, and together with Corbran, the “Reporting Persons”) is a United States citizen. His address is 19 Horizon Drive, Wayne, NJ 07470. Mr. Rosenblum is a Director of the Issuer.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration

On June 17, 2011, the Issuer entered into a Securities Purchase Agreement with Harborview Value Master Fund, L.P. (“Harborview”), Corbran and certain other debt holders (the “Note Holders”), pursuant to which the Issuer issued an aggregate of $850,000 in Senior Secured Convertible Notes (the “Notes”) to the Note Holders (the “2011 Financing”). The Notes were convertible into shares of the Issuer’s Common Shares at a conversion price of $0.10 per share. The Note Holders were also issued warrants (the “Warrants”) to acquire a total of 4,250,000 Common Shares upon cashless exercise or at an initial exercise price of $0.15 per share for a five year term (see the Issuer’s Form S-1 filed with the SEC on September 2, 2011 for a description of the Notes and Warrants). Pursuant to the 2011 Financing, (a) Corbran purchased 415,370 warrants and $77,272.60 worth of Notes and (b) Harborview purchased 977,272 warrants and $181,818.20 worth of Notes. In connection with the 2011 Financing, (a) Corbran purchased 57,954 Common Shares of the Issuer and (b) Harborview purchased 136,364 Common Shares of the Issuer from a third party holder of the Issuer’s Common Shares.

In February 2014, the Note Holders agreed to exercise the Warrants and to exchange the full balance of the Notes (including accrued interest), in the principal amount of $850,000 in the aggregate, as consideration for the issuance of an aggregate of 26,868,309 Common Shares (the “Conversion”). Corbran received 1,287,624 Common Shares and Harborview received 3,029,638 Common Shares under the Conversion.

In February 2014, (a) Corbran was issued an additional 40,920 Common Shares and (b) Harborview was issued an additional 285,810 Common Shares, in lieu of repayment of certain cash advances previously made by Corbran and Harborview to the Issuer.

In February 2014, the Chief Executive Officer of the Issuer transferred (a) 944,577 Common Shares of the Issuer as a gift to Corbran and (b) 2,351,684 Common Shares of the Issuer as a gift to Harborview.

In March 2014, the Issuer commenced a private offering of restricted securities (“Offering”) to sell up to 50,000 units (the “Units”) at a purchase price of $10 per Unit. Each Unit consists of (i) 100 Common Shares of the Issuer , (ii) a half warrant (the “B Warrant”) to purchase 100 Common Shares at an exercise price of $0.10 per share and (iii) a half warrant (the “C Warrant”) to purchase 100 Common Shares at an exercise price of $0.15 per share. Each B Warrant and C Warrant is exercisable for a term of three years and shall contain standard anti-dilution protection and a cashless exercise provision that will be effective following a one-year holding period.

Under the Offering, Harborview and certain other of the Issuer’s investors each entered into a subscription agreement (the “Subscription Agreement”) for purchase and sale of the Units. Harborview purchased 20,000 Units from the Issuer for a consideration of $200,000. In return, the Issuer issued to Harborview, (i) 2,000,000 Common Shares of the Issuer, (ii) 10,000 B Warrants to purchase 100 Common Shares at an exercise price of $0.10 per share, such B Warrants exercisable upon issuance, and (iii) 10,000 C Warrants to purchase 100 Common Shares at an exercise price of $0.15 per share, such C Warrants exercisable upon issuance (see the Issuer’s Form 10-Q filed with the SEC on May 15, 2014 for a description of the Subscription Agreement, the B Warrant and the C Warrant).

Mr. Rosenblum maintains a 5.0589% security interest in Harborview. All Common Shares and warrants included in this Schedule 13D that are owned directly by Mr. Rosenblum were distributed to Mr. Rosenblum on July 11, 2014, and July 21, 2014, respectively (in accordance with his pro rata ownership), by Harborview in the ordinary course of business and in anticipation of the liquidation of Harborview.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Issuer issued the Notes in order to secure financing to complete its business plan and obtain the funds sufficient to achieve the Issuer’s goals. The Notes were due by June 17, 2012. The due dates of the Notes were extended on various occasions. The Issuer attempted to raise a minimum of $3,000,000 with a Form S-1 Registration, however, the offering terminated in January 2013 without any sales of securities. The Issuer did not have sufficient revenue to pay back the outstanding amounts under the Notes.

The Conversion was approved by a vote of the Issuer’s board of directors on February 10, 2014.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional Common Shares or may determine to purchase, sell or otherwise dispose of all or some of the Common Shares of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decisions.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

4.1	Form of Subscription Agreement, dated March 13, 2014 (1)

4.2	Form of B Warrant to Purchase Shares of Common Stock of chatAND, Inc. (2)

4.3	Form of C Warrant to Purchase Shares of Common Stock of chatAND, Inc. (3)

10.3	Securities Purchase Agreement, dated June 17, 2011 (4)

10.4	Form of Senior Secured Convertible Promissory Note (5)

10.5	Form of Warrant to Purchase Shares of Common Stock of chatAND, Inc. (6)

99.1	Joint Filing Agreement, dated as of October 27, 2014 (7)

(1)	Incorporated by reference as Exhibit 4.1 to the Form 10-Q, filed May 15, 2014

(2)	Incorporated by reference as Exhibit 4.2 to the Form 10-Q, filed May 15, 2014

(3)	Incorporated by reference as Exhibit 4.3 to the Form 10-Q, filed May 15, 2014

(4)	Incorporated by reference as Exhibit 10.3 to the Form S-1, filed September 2, 2011

(5)	Incorporated by reference as Exhibit 10.4 to the Form S-1, filed September 2, 2011

(6)	Incorporated by reference as Exhibit 10.5 to the Form S-1, filed September 2, 2011

(7)	Filed herein

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2014

THE CORBRAN, LLC

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Member

/s/ Richard Rosenblum
RICHARD ROSENBLUM

EXHIBIT INDEX

Exhibit	Description

4.1	Form of Subscription Agreement, dated March 13, 2014 (1)

4.2	Form of B Warrant to Purchase Shares of Common Stock of chatAND, Inc. (2)

4.3	Form of C Warrant to Purchase Shares of Common Stock of chatAND, Inc. (3)

10.3	Securities Purchase Agreement, dated June 17, 2011 (4)

10.4	Form of Senior Secured Convertible Promissory Note (5)

10.5	Form of Warrant to Purchase Shares of Common Stock of chatAND, Inc. (6)

99.1	Joint Filing Agreement, dated as of October 27, 2014 (7)

(1)	Incorporated by reference as Exhibit 4.1 to the Form 10-Q, filed May 15, 2014

(2)	Incorporated by reference as Exhibit 4.2 to the Form 10-Q, filed May 15, 2014

(3)	Incorporated by reference as Exhibit 4.3 to the Form 10-Q, filed May 15, 2014

(4)	Incorporated by reference as Exhibit 10.3 to the Form S-1, filed September 2, 2011

(5)	Incorporated by reference as Exhibit 10.4 to the Form S-1, filed September 2, 2011

(6)	Incorporated by reference as Exhibit 10.5 to the Form S-1, filed September 2, 2011

(7)	Filed herein